09056660

SEC
Mail Processing
Section

MAR 1 6 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ameriprise Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart **(612) 678-4769**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABX 3/23

JP 3/31/09

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ameriprise Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Financial Services, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Ameriprise Financial Services, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

March 11, 2009

Ernst & Young LLP

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2008
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 429,770
Cash segregated under federal and other regulations	19,010
Available-for-sale investment securities	7
Receivables:	
Brokerage and other fees - affiliates	40,707
Financial advisors and employees (net of allowance for doubtful accounts of $1,441)	1,920
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $4,177)	56,221
Deferred commissions	62,237
Secured demand note receivable from Parent	20,000
Deferred income taxes, net	76,689
Other assets	22,037
Total assets	$ 728,598
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates, net	$ 94,583
Field force compensation	89,760
Salaries and employee benefits	70,690
Unearned revenue	76,347
Other liabilities	46,213
Total accounts payable and accrued expenses	377,593
Liabilities subordinated to the claims of general creditors	160,000
Stockholder's equity:	
Common stock $10 par value per share:	
Authorized, issued and outstanding shares - 10,000	100
Additional paid - in capital	190,902
Accumulated other comprehensive income, net of tax	3
Retained earnings	—
Total stockholder's equity	191,005
Total liabilities and stockholder's equity	$ 728,598

See accompanying notes

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company offers advice services and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. The Company's advice services provide financial analyses addressing six basic areas of advice services: financial position, protection, investment, income tax, retirement and estate planning, banking and asset allocation. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties. The Company maintained a nationwide field force of 9,528 persons at December 31, 2008. The Company's marketing system consists primarily of its field force operating in 50 states, the District of Columbia and Puerto Rico, organized in two regions. There were 598 area offices in 2008 and 21 market groups in 2008.

The financial advisors are either non-employee, independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The statement of financial condition reflects the best judgment of management and actual amounts could differ from those estimates.

(In thousands)

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Significant Accounting Policies

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Available-for-Sale Securities: The Company does not hold investments for trading purposes. Available-for-sale securities are carried at fair value with unrealized gains (losses) recorded in other accumulated comprehensive income (loss) within equity, net of the income tax provision (benefit).

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fee receivables related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, American Enterprise Investment Services, Inc. (AEIS).

Deferred Commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until the corresponding revenues are earned.

Compensation and Benefits: In 2008, the Company transferred $20,330 of pre-paid restricted stock awards to the Parent via a dividend transaction.

2. Recently Issued Accounting Standards

In January 2009, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF")No. 99-20-1 "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF 99-20 to be more consistent with other impairment models used for debt securities. FSP EITF 99-20-1 is effective prospectively for reporting periods ending after December 15, 2008. The adoption of FSP EITF 99-20-01 did not have a material effect on the Company's financial condition.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

(In thousands)

2. Recently Issued Accounting Standards (continued)

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's financial condition.

In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS 157 until January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 for additional information regarding the fair value of the Company's consolidated assets and liabilities.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact of adopting FIN 48 on the Company's financial condition.

3. Available-for-Sale Securities

At December 31, 2008 available-for-sale securities consisted of common stock. At December 31, 2008, gross unrealized gains amounted to $4; there were no gross unrealized losses at this date.

The fair value of common stock at December 31, 2008 was $7.

At December 31, 2008 there were no available-for-sale securities that had contractual maturities.

During 2008, there were no sales of available-for-sale securities.

4. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

4. Fair Values of Assets and Liabilities (continued)

Valuation Hierarchy

Under SFAS 157, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Assets

Cash Equivalents

The Company's cash equivalents, consisting of commercial paper and mortgage-backed securities, are classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Available-For-Sale Investment Securities

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 2 securities consist of common stock.

The following table presents balances of assets measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 425,569	$ —	$ 425,569
Available-for-sale investment securities	—	7	—	7
Total assets at fair value	$ —	$ 425,576	$ —	$ 425,576

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

(In thousands)

4. Fair Values of Assets and Liabilities (continued)

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2008, are reasonable estimates of fair value.

Included in other assets on the statement of financial condition are notes receivable from financial advisors. As of December 31, 2008, the carrying value of their loans is $15,939 and their fair value is $14,095.

5. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2008, the Company had a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate fair value of $21,616 at December 31, 2008.

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral agreement and related subordinated liability have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011.

In December 2008, the Company executed an additional subordinated loan agreement for equity capital with the Parent for $140,000 at a stated interest rate of 5.65% due to mature on December 31, 2015. The Company simultaneously declared and paid a $140,000 dividend to the Parent. There was no effect on the Company's net capital as a result of these transactions.

6. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $131,135, which was $130,885 in excess of the amount required to be maintained at that date.

(In thousands)

7. Commitments, Contingencies and other Legal and Regulatory Matters

At December 31, 2008, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2009	$ 48,512
2010	28,140
2011	23,404
2012	13,826
2013	6,894
Aggregate thereafter	7,462
Total	$ 128,238

The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions and heightened volatility in the financial markets, such as those which have been experienced in recent months, may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination by, the SEC, FINRA, Office of Thrift Supervision, state attorneys general and various other governmental and quasi-governmental authorities concerning the Company's business activities and practices, and the practices of the Company's financial advisors. Pending matters about which the Company has recently received information requests include: sales and product or service features of, or disclosures pertaining to, affiliated mutual funds, annuities, insurance products, brokerage services, financial plans and other advice offerings; supervision of the Company's financial advisors; sales of, and revenue sharing relating to, other companies' real estate investment trust ("REIT") shares; supervisory practices in connection with financial advisors' outside business activities; sales practices and supervision associated with the sale of fixed and variable annuities; the delivery of financial plans; and data security. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

(In thousands)

7. Commitments, Contingencies and other Legal and Regulatory Matters (continued)

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's financial condition.

Certain legal and regulatory proceedings are described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company's affiliated mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. On July 6, 2007, the Court granted the Company's motion for summary judgment, dismissing all claims with prejudice. Plaintiffs appealed the Court's decision, and the appellate argument took place on April 17, 2008. The U.S. Court of Appeals for the Eighth Circuit is now considering the appeal.

In September 2008, the Parent commenced a lawsuit captioned Ameriprise Financial Services, Inc. and Securities America, Inc. v. The Reserve Fund et al. in the District Court for the District of Minnesota. The suit alleges that the management of the Reserve Fund made selective disclosures to certain institutional investors in violation of the federal securities laws and in breach of their fiduciary duty in connection with the Reserve Primary Fund's lowering its NAV to $.97 on September 16, 2008. The Parent and its affiliates had invested $228 million of its own assets and $3.4 billion of client assets in the Reserve Primary Fund. To date, approximately $0.85 per dollar NAV has been paid to investors by the Reserve Primary Fund.

For several years, the Company has been cooperating with the SEC in connection with an inquiry into the Company's sales of, and revenue sharing relating to, other companies' real estate investment trust ("REIT") shares. SEC staff has recently notified the Company that it is considering recommending that the SEC bring a civil action against the Company relating to these issues, and is providing the Company with an opportunity to make a submission to the SEC as to why such an action should not be brought.

(In thousands)

8. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

The Company had a receivable from the Parent for federal income taxes of $9,868 at December 31, 2008.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2008 are as follows:

Deferred income tax assets:	
Advisor equity program	$ 48,757
Deferred compensation and bonuses	29,809
Unearned revenue	29,211
Prizes and awards	2,068
Accrued expenses	1,569
Advisor retention bonus	77
Leaseholds	10
Other	3,122
Total deferred income tax assets	114,623
Deferred income tax liabilities:	
Deferred commission and acquisition costs	37,429
Other	505
Total deferred income tax liabilities	37,934
Net deferred income tax asset	$ 76,689

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's financial statements. The amount of unrecognized tax benefits as of December 31, 2007 and December 31, 2008 was immaterial.

9. Related Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. The Company trains all new and existing Ameriprise financial advisors. Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with its affiliates the costs of compensating non-employee financial advisors.

In addition, the Company acts as the introducing broker for affiliates, primarily for insurance company affiliates for which distribution fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors.

Effective October 2007, the Company receives front-load mutual fund fees and 12b-1 fees from an affiliate, RiverSource Distributors, Inc.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS, which charges the Company clearing fees on a per trade basis.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity awards). Employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

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STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Statement of Financial Condition

Ameriprise Financial Services, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm